Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

ferreyros

05011119

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

SUPPL

Lima, September 8th,2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of August 31, had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

ferreyros S.A.A.
Patricia Gastelumendi Lukis
Gerente ~~de División~~ Finanzas

9/12

FERREYROS S.A.A. 20050907 15:07:27 GFACP113

RELACION DE ACCIONISTAS Pag. 1

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCENTAJE
1	R	20157036794	IN - CARTADM	31,831,582	1.1000	13.154633
2	R	20170124449	NV -CARTADM	26,295,488	1.1000	10.866802
3	R	20143980821	HO - CARTADM	21,258,878	1.1000	8.785386
4	R	20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.	17,599,259	1.1000	7.273022
5	R	20142829551	PR - CARTADM	15,664,418	1.1000	6.473435
6	X	038013580	HORSESHOE BAY LIMITED	15,641,615	1.1000	6.464011
7	E	08191212	MONTERO ARAMBURU EDUARDO	11,905,123	1.1000	4.919879
8	R	20100228352	CORPORACION CERVESUR S.A.A.	10,413,086	1.1000	4.303284
9	R	20136975669	INTERNATIONAL MACHINERY CO. S.A.	9,313,219	1.1000	3.848756
10	R	20171049262	INVERSIONES VARESLI S.A.	8,592,543	1.1000	3.550931
11	*	027012415	HYBISCUS CAPITAL LTD.	7,368,886	1.1000	3.045246
12	R	20137909813	ÑORTENSIA S.A.	7,251,163	1.1000	2.996596
13	R	20111691631	GONDOMAR S.A.	6,293,447	1.1000	2.600813
14	R	20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	6,026,607	1.1000	2.490539
15	*	021015391	DUCKTOWN HOLDINGS S.A.	4,890,326	1.1000	2.020963
16	R	20215376916	BUSLETT S.A.	4,845,894	1.1000	2.002601
17	*	021009695	ATLANTIC SECURITY BANK	3,452,001	1.1000	1.426565
18	R	20468451451	TRANSACCIONES FINANCIERAS	1,975,800	1.1000	0.816514
19	E	08243243	ARAMBURU DE MONTERO BLANCA	1,784,590	1.1000	0.737495
20	E	07270871	ALVAREZ CALDERON DE FERREYROS CARMEN	1,618,434	1.1000	0.668830
21	E	08231541	MULANOVICH CARMEN BARRIOS DE	1,553,345	1.1000	0.641931
22	R	20100047218	BANCO DE CREDITO DEL PERU	1,448,586	1.1000	0.598639
23	E	07277264	ESPINOSA BEDOYA OSCAR	1,295,989	1.1000	0.535577